

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Mark Kalvoda
Chief Financial Officer
Titan Machinery Inc.
644 East Beaton Drive
West Fargo, ND 58078-2648

> **Re: Titan Machinery Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2021**
> **Filed March 31, 2021**
> **File No. 1-33866**

Dear Mr. Kalvoda:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services